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Exhibit 99.2

Performance Sports Group Ltd.

Condensed Consolidated Interim Financial Statements
(unaudited)
For the three months ended August 31, 2014 and 2013
(Expressed in U.S. dollars)

 PERFORMANCE SPORTS GROUP LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED)
(Expressed in thousands of U.S. dollars)

	As of August 31, 2014	As of May 31, 2014
		(Recast — Note 5)
ASSETS
Cash	$5,838	$6,871
Trade and other receivables (Note 6)	265,013	207,584
Inventories	154,482	159,303
Income taxes recoverable	6,960	5,580
Foreign currency forward contracts (Note 14)	1,683	3,193
Prepaid expenses and other assets	5,898	6,062

Total current assets	439,874	388,593
Property, plant and equipment	12,767	12,482
Goodwill and intangible assets	402,848	406,405
Other non-current assets	4,669	475
Deferred income taxes	17,455	11,866

TOTAL ASSETS	$877,613	$819,821

LIABILITIES
Debt (Note 10)	$102,838	$91,518
Trade and other payables	55,768	42,116
Accrued liabilities	48,356	38,593
Provisions	6,442	5,564
Income taxes payable	3,774	3,788
Retirement benefit obligations	358	358

Total current liabilities	217,536	181,937
Debt (Note 10)	317,190	431,573
Provisions	236	257
Retirement benefit obligations	5,473	5,506
Other non-current liabilities	118	115
Deferred income taxes	2,611	2,606

TOTAL LIABILITIES	543,164	621,994
EQUITY
Share capital (Note 11)	272,647	145,970
Contributed surplus (Note 12)	11,424	13,426
Retained earnings	58,419	47,124
Accumulated other comprehensive loss	(8,041)	(8,693)

TOTAL EQUITY	334,449	197,827

TOTAL LIABILITIES & EQUITY	$877,613	$819,821

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

 PERFORMANCE SPORTS GROUP LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED)
(Expressed in thousands of U.S. dollars, except per share amounts)

	For the three months ended August 31,
	2014	2013
Revenues	$197,135	$153,986
Cost of goods sold	133,199	94,247

Gross profit	63,936	59,739
Selling, general and administrative expenses	36,069	25,980
Research and development expenses	5,816	4,163

Income before finance costs, finance income, other expenses (income) and income tax expense	22,051	29,596
Finance costs (Note 8)	8,941	2,045
Finance income (Note 8)	(2,338)	(2,715)
Other expenses (income)	4	(22)

Income before income tax expense	15,444	30,288
Income tax expense (Note 9)	4,149	9,030

Net income	$11,295	$21,258
Other comprehensive income (loss):
Items that may be reclassified to net income:
Foreign currency translation differences	651	(2,549)
Items that will not be subsequently reclassified to net income:
Actuarial gains on defined benefit plans, net	1	12

Other comprehensive income (loss), net of taxes	652	(2,537)

Total comprehensive income	$11,947	$18,721

Basic earnings per common share (Note 13)	$0.27	$0.61

Diluted earnings per common share (Note 13)	$0.26	$0.57

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

 PERFORMANCE SPORTS GROUP LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)
(Expressed in thousands of U.S. dollars)

	Share capital	Contributed surplus	Retained earnings	Foreign currency translation differences	Actuarial gains (losses) on defined benefit plans, net of taxes	Total Equity
Balance as of June 1, 2013	$141,397	$9,562	$27,037	$(826)	$(730)	$176,440
Net income	—	—	21,258	—	—	21,258
Other comprehensive income (loss)	—	—	—	(2,549)	12	(2,537)
Share-based payment expense	—	594	—	—	—	594
Exercise of stock options	2,618	(1,647)	—	—	—	971
Recognition of taxes on items recorded to equity	—	1,028	—	—	—	1,028

Balance as of August 31, 2013	$144,015	$9,537	$48,295	$(3,375)	$(718)	$197,754

Balance as of June 1, 2014	$145,970	$13,426	$47,124	$(7,743)	$(950)	$197,827
Net income	—	—	11,295	—	—	11,295
Other comprehensive income	—	—	—	651	1	652
Issuance of common shares	126,500	—	—	—	—	126,500
Common share issuance costs	—	(9,282)	—	—	—	(9,282)
Share-based payment expense	—	1,622	—	—	—	1,622
Exercise of stock options	177	(497)	—	—	—	(320)
Recognition of taxes on items recorded to equity	—	6,155	—	—	—	6,155

Balance as of August 31, 2014	$272,647	$11,424	$58,419	$(7,092)	$(949)	$334,449

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

 PERFORMANCE SPORTS GROUP LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in thousands of U.S. dollars)

	For the three months ended August 31,
	2014	2013
OPERATING ACTIVITIES:
Net income	$11,295	$21,258
Adjustments to net income:
Share-based payment expense (Note 12)	1,622	594
Depreciation and amortization	5,020	2,180
Finance costs (Note 8)	8,941	2,045
Finance income (Note 8)	(2,338)	(2,715)
Income tax expense (Note 9)	4,149	9,030
Bad debt expense (reversal)	254	(12)
Loss on disposal of assets	1	—
Net changes in balances related to operations (excluding the effect of acquisitions):
Trade and other receivables	(58,636)	(89,788)
Inventories	4,679	18,666
Prepaid expenses and other assets	(5,424)	(1,840)
Trade and other payables	13,692	1,433
Accrued and other liabilities	12,657	11,538

Cash used in operating activities	(4,088)	(27,611)
Interest paid	(4,305)	(1,570)
Income taxes paid	(4,593)	(797)
Income tax refunds received	2	96

Net cash used in operating activities	(12,984)	(29,882)

INVESTING ACTIVITIES:
Acquisition of subsidiaries, net of cash acquired (Note 5)	732	—
Purchase of property, plant, equipment and intangible assets	(1,967)	(1,418)
Proceeds from disposition of property, plant and equipment	9	—

Net cash used in investing activities	(1,226)	(1,418)

FINANCING ACTIVITIES:
Repayment of debt	(119,565)	(2,381)
Net movement in revolving debt	15,853	38,642
Proceeds from issuance of common shares (Note 11)	126,500	—
Common share issuance costs (Note 11)	(9,282)	—
Proceeds from stock option exercises	—	2,082
Payment of taxes upon net stock option exercises	(320)	(1,111)

Net cash from financing activities	13,186	37,232

EFFECTS OF EXCHANGE RATE CHANGES ON CASH	(9)	(152)

INCREASE (DECREASE) IN CASH	(1,033)	5,780
BEGINNING CASH	6,871	4,467

ENDING CASH	$5,838	$10,247

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

1.     GENERAL INFORMATION

Performance Sports Group Ltd. and its subsidiaries ("PSG" or the "Company") is a public company incorporated pursuant to the laws of the Province of British Columbia. The Company is listed on the Toronto Stock Exchange (TSX: PSG) and the New York Stock Exchange (NYSE: PSG).

On April 15, 2014, the Company acquired substantially all of the assets and assumed certain liabilities formerly used in Easton-Bell Sports, Inc.'s baseball, softball and lacrosse businesses from Easton-Bell Sports, Inc. (now named BRG Sports, Inc.). The acquisition allows the Company to expand its presence in the baseball and softball market as Easton is North America's leading diamond sports brand. Refer to Note 5 — Business Combinations for a more detailed description.

Effective June 17, 2014, the Company changed its corporate name from Bauer Performance Sports Ltd. to Performance Sports Group Ltd.

On June 25, 2014, the Company completed its underwritten public offering in the United States and Canada. Refer to Note 11 — Share Capital for a more detailed description.

The Company is engaged in the design, manufacture and distribution of performance sports equipment for ice hockey, roller hockey, lacrosse, baseball and softball, as well as related apparel and accessories, including soccer apparel. The ice hockey products include skates, skate blades, protective gear, sticks, team apparel and accessories. The roller hockey products include skates, protective gear and accessories. The lacrosse products include sticks (shafts and heads), protective gear and accessories. The baseball and softball products include bats, gloves, protective gear, apparel and accessories. The Company distributes its products primarily in the United States, Canada and Europe to specialty retail stores, sporting goods and national retail chains as well as directly to sports teams. The Company is headquartered at 100 Domain Drive in Exeter, New Hampshire and has leased sales offices in the United States, Canada, Sweden, Germany and Finland. The Company has leased distribution centers located in Toronto, Ontario, Seattle, Washington and Salt Lake City, Utah and third party distribution centers in Boras, Sweden, Aurora, Illinois and Toronto, Ontario. The Company's Liverpool, New York, Van Nuys, California, Ottawa, Ontario and Toronto, Ontario leased facilities have manufacturing and distribution operations. The Company conducts research and development and limited manufacturing at a leased facility in St. Jerome, Quebec and has a leased sourcing office in Taiwan.

2.     STATEMENT OF COMPLIANCE

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standards ("IAS") 34, Interim Financial Reporting on a basis consistent with the accounting policies disclosed in the Company's annual audited financial statements for the year ended May 31, 2014, except as disclosed in Note 4. Certain information and footnote disclosure normally included in annual financial statements prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"), have been omitted or condensed. These financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended May 31, 2014.

3.     BASIS OF PRESENTATION

3.1    Basis of measurement

These condensed consolidated interim financial statements have been prepared on the historical cost basis except for derivative financial instruments which are measured at fair value through profit or loss and defined benefit obligations which are measured at present value.

3.2    Functional and presentation currency

The Company's condensed consolidated interim financial statements are presented in U.S. dollars. All financial information presented in U.S. dollars has been rounded to the nearest thousand, except for share and per share amounts.

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

4.     SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies described in Note 4 to the Company's annual audited consolidated financial statements for the year ended May 31, 2014 have been applied consistently to all periods presented in these condensed consolidated interim financial statements, except as noted below.

4.1    Standards and interpretations adopted

The following standards and amendments to existing standards were adopted by the Company on June 1, 2014:

Financial Instruments: Presentation

The IASB issued amendments to IAS 32, Financial Instruments: Presentation ("IAS 32"). IAS 32 applies to the classification of financial instruments, from the perspective of the issuer, into financial assets, financial liabilities and equity instruments; and the right for offsetting financial assets and financial liabilities. A right to offset may be currently available or it may be contingent on a future event; however, an entity must have a legally enforceable right to offset. The adoption of the amendments to IAS 32 did not have a material impact on the Company's financial statements.

Levies

In May 2013, International Financial Reporting Standards Interpretations Committee Interpretation 21, Levies ("IFRIC 21") was issued. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by a government that is accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets. The adoption of IFRIC 21 did not have an impact on the Company's financial statements.

Recoverable Amount Disclosures for Non-Financial Assets

The IASB issued amendments to IAS 36, Recoverable Amount Disclosures for Non-Financial Assets ("IAS 36"). IAS 36 clarifies the IASB's original intention to require the disclosure of the recoverable amount of impaired assets as well as additional disclosures about the measurement of the recoverable amount of impaired assets. The adoption of the amendments to IAS 36 did not have a material impact on the Company's financial statements.

5.     BUSINESS COMBINATIONS

Easton Baseball/Softball

On April 15, 2014, the Company acquired substantially all of the assets and assumed certain liabilities formerly used in Easton-Bell Sports, Inc.'s baseball, softball and lacrosse businesses ("Easton Baseball/Softball") from Easton-Bell Sports, Inc. (now named BRG Sports, Inc. ("BRG Sports")). The acquisition allows the Company to expand its presence in the baseball and softball market as Easton is North America's leading diamond sports brand.

Upon closing of the acquisition, the Company also owns the Easton brand. In connection with the acquisition, the Company granted a license to BRG Sports to permit BRG Sports and its assigns to use the Easton name in their hockey and cycling businesses only. The Company and BRG Sports have also agreed to settle certain intellectual property litigation matters related to patents held by the Company concurrently with the closing of the acquisition and the Company received $6,000 from BRG Sports which was recognized in selling, general and administrative expenses during the year ended May 31, 2014.

The purchase price paid by the Company at closing was $330,000 in cash, plus a preliminary working capital adjustment of $22,389. The Company financed the acquisition, and refinanced certain existing indebtedness, with a combination of a $200,000 asset-based revolving loan and a $450,000 term loan. Refer to Note 10 — Debt for details on the Company's outstanding debt. On July 14, 2014, the Company received $732 from BRG Sports in connection with the finalization of the working capital adjustment.

The Company has completed a preliminary valuation of assets acquired and liabilities assumed. The estimates and assumptions used in determining the preliminary fair values of certain assets and liabilities are subject to change within the measurement period, which is up to one year from the acquisition date. The primary areas of the allocation of the purchase price that are not yet finalized include property, plant and equipment, intangible assets and deferred income taxes since the acquisition occurred in the last quarter

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

of the fiscal year ending May 31, 2014. The preliminary allocation of the purchase price to the individual assets acquired and liabilities assumed under the purchase method of accounting resulted in $54,583 of goodwill of which the entire amount is expected to be deductible for tax purposes. The acquisition coincided with the Company's strategy of expanding its baseball and softball product offerings to drive revenue growth and expected synergies from combining operations and resulted in goodwill.

The following table presents the preliminary allocation of purchase price related to the business as of the date of the acquisition:

	Preliminary Allocation	Measurement period adjustments	Recasted Allocation
Net assets acquired:
Trade receivables	$70,916	$1,203	$72,119
Inventories	37,610	1,874	39,484
Property, plant and equipment	2,814	—	2,814
Intangible assets	205,550	—	205,550
Deferred income tax asset	1,287	(164)	1,123
Other assets	786	—	786

Total assets acquired	318,963	2,913	321,876
Current liabilities	(24,802)	—	(24,802)

Total liabilities assumed	(24,802)	—	(24,802)

Net assets acquired	$294,161	$2,913	$297,074

Consideration paid to seller	$352,389	$(732)	$351,657

Goodwill	$58,228	$(3,645)	$54,583

As a result of the Easton Baseball/Softball acquisition, the Company stepped-up the acquired inventory to fair market value. The amount of the inventory valuation step-up was $10,055. Of this amount, $6,235 was charged to cost of goods sold for the three months ended August 31, 2014.

6.     RISK

The Company has exposure to credit risk, liquidity risk and market risk (which consists of interest rate risk and foreign exchange risk) from its use of financial instruments. The Company's management reviews these risks regularly as a result of changes in the market conditions as well as the Company's activities.

Credit risk:    Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company is subject to concentrations of credit risk through its trade and other receivables and is influenced primarily by the individual characteristics of the customer, which management periodically assesses through its policy for the allowance for doubtful accounts as described below. The demographics of the Company's trade receivables, including the industry and country in which customers operate, have less influence on credit risk.

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. In determining the amount of this allowance, management evaluates the ability to collect accounts receivable based on a combination of factors. Allowances are maintained based on the length of time the receivables are past due and on the status of a customer's financial position. The Company considers historical levels of credit losses and makes judgments about the creditworthiness of customers based on ongoing credit evaluations. In determining the amount of the sales return reserve, the Company considers historical levels of returns and makes assumptions about future returns.

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The detail of trade and other receivables is as follows:

	August 31, 2014	May 31, 2014	August 31, 2013
Current	$215,681	$130,626	$169,940
Past due 0-60 days	26,701	28,308	19,270
Past due over 61 days	30,104	22,094	17,532

Trade receivables	272,486	181,028	206,742
Other receivables(1)	3,150	35,958	1,342
Less: allowance for doubtful accounts	(6,420)	(5,166)	(4,131)
Less: allowance for returns and discounts	(4,203)	(4,236)	(2,500)

Total trade and other receivables	$265,013	$207,584	$201,453

(1)
At August 31, 2014 and May 31, 2014, other receivables includes a receivable from BRG Sports in the amount of $1,519 and $33,009, respectively, which consists of cash receipts from customers paid to BRG Sports that are owed to the Company. Refer to Note 5 — Business Combinations for a description of BRG Sports.

The Company may also have credit risk relating to cash and foreign currency forward contracts resulting in defaults by counterparties. The Company manages credit risk for cash by maintaining bank accounts with major international banks. The Company manages credit risk when entering into foreign currency forward contracts by purchasing contracts with highly rated banks.

Liquidity risk:    Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages its liquidity risk through cash and debt management.

Interest rate risk:    The Company is exposed to interest rate risk on the revolving and term loans, as the rate is based on an index rate. The term loan is subject to a 1% LIBOR floor. The Company actively monitors its interest rate risk and may enter into agreements to minimize risk accordingly. Refer to Note 10 — Debt for details on the Company's outstanding debt.

Foreign exchange risk:    The Company is exposed to global market risks, including the effect of changes in foreign currency exchange rates, and uses derivatives to manage financial exposures that occur in the normal course of business. The Company uses foreign currency forward contracts to hedge anticipated transactions. The foreign currency forward contracts are recorded in the consolidated statements of financial position at fair value. The Company has not elected hedge accounting and therefore the changes in the fair value of these derivatives are recognized through profit or loss each reporting period.

The Company's cash flow exposures include recognized and anticipated foreign currency transactions, such as foreign currency denominated sales, costs of goods sold, as well as collections and payments. The risk in these exposures is the potential for losses associated with the remeasurement of nonfunctional currency cash flows into the functional currency. The foreign currencies in which the Company's transactions primarily are denominated are Canadian dollars, Euro, and Swedish krona.

The Company uses foreign currency forward contracts as an economic hedge to offset the effects of exchange rate fluctuations on certain of its forecasted foreign currency denominated sales and cost of sales transactions. The Company has entered into various forward contracts with Fifth Third Bank to hedge its Canadian dollar currency risk. As of August 31, 2014, the Company had forward contracts, maturing at various dates through May 2015, to buy the equivalent of $67,000 in Canadian dollars, at contracted rates. The realized and unrealized losses and gains from foreign currency forward contracts are included in finance costs and finance income, respectively, in the condensed consolidated interim statements of comprehensive income. Refer to Note 8 — Finance Costs and Finance Income for details on the realized and unrealized losses and gains.

7.     SEASONALITY

Our business demonstrates substantial seasonality, although this seasonality has been reduced as a result of the acquisition of Easton Baseball/Softball.

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

Generally, our highest sales volumes for hockey occur during the first quarter of our fiscal year. Our next highest sales volumes for hockey, occur during the second quarter of our fiscal year. Our lowest sales volumes for hockey occur during the third quarter of our fiscal year. The launch timing of our products may change in future periods.

In baseball/softball, our highest sales volumes occur in the third and fourth fiscal quarters. The seasonality of our baseball/softball business will substantially reduce the seasonality of our overall business as compared to prior to the Easton acquisition.

In lacrosse, our highest sales volumes occur in the second and third fiscal quarters.

The shipment of soccer products occurs substantially in the first and fourth fiscal quarters. We expect our team apparel revenues, including uniforms for ice hockey, roller hockey, lacrosse and other team sports, to align with the underlying sports' selling seasons as we expand our team apparel offering.

8.     FINANCE COSTS AND FINANCE INCOME

	Three Months Ended August 31, 2014	Three Months Ended August 31, 2013
Finance costs
Interest expense	$5,429	$2,045
Unrealized loss on derivative instruments	1,501	—
Foreign exchange losses	2,011	—

Total finance costs	$8,941	$2,045

Finance income
Interest income	$161	$48
Realized gain on derivative instruments	2,177	1,453
Unrealized gain on derivative instruments	—	618
Foreign exchange gains	—	596

Total finance income	$2,338	$2,715

9.     INCOME TAXES

Income tax expense is recognized based on management's best estimate of the annual effective income tax rate expected for the full fiscal year applied to income before income tax expense of the interim period. The Company's effective tax rate for the three months ended August 31, 2014 and 2013 was 26.9% and 29.8%, respectively. The change in the effective tax rate was primarily due to the benefit derived from tax-efficient structuring of the New Term Loan Facility.

10.   DEBT

The total debt outstanding is comprised of:

	August 31, 2014	May 31, 2014
Asset-based revolving loan	$105,363	$89,544
Term loan due 2021	330,457	450,000
Finance lease obligations	234	257
Financing costs	(16,026)	(16,710)

Total debt	$420,028	$523,091

Current	$102,838	$91,518
Non-current	317,190	431,573

Total debt	$420,028	$523,091

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

On June 25, 2014, the Company completed its underwritten public offering in the United States and Canada (the "Offering") of 8,161,291 common shares at a price to the public of $15.50 U.S. dollars per share, for total gross proceeds of approximately $126,500, including the exercise in full of the over-allotment option. Refer to Note 11 — Share Capital. The Company used the net proceeds of the Offering to repay $119,500 of the New Term Loan Facility. The repayment was first applied against the outstanding amortization payments and as such no further amortization payments are due during the life of the facility. The repayment also reduced the applicable margin by 0.50% per annum which is a component of the interest rate on the New Term Loan Facility.

11.   SHARE CAPITAL

(a)
Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of Common Shares without par value and an unlimited number of Proportionate Voting Shares.

Common Shares may at any time, at the option of the holder, be converted into Proportionate Voting Shares on the basis of 1,000 common shares for one Proportionate Voting Share. Each outstanding Proportionate Voting Share may at any time, at the option of the holder, be converted into 1,000 Common Shares. Except in limited circumstances, no fractional equity share will be issued on any conversion of another equity share. For all matters coming before shareholders, the Common Shares carry one vote per share and the Proportionate Voting Shares carry 1,000 votes per share.

Immediately at the time that none of the initial holders of Proportionate Voting Shares and their affiliates beneficially owns, controls or directs, directly or indirectly, any Proportionate Voting Shares: all issued and outstanding Proportionate Voting Shares will automatically convert into Common Shares on a one to 1,000 basis; the right of holders of Common Shares to convert their Common Shares into shares of Proportionate Voting Shares will be terminated; all authorized and unissued Proportionate Voting Shares shall automatically convert into authorized and unissued Common Shares on a one to 1,000 basis; and the Board of Directors shall not be entitled to thereafter issue any Proportionate Voting Shares.

The holders of common shares and proportionate voting shares are entitled to receive notice of any meeting of shareholders of the Company and to attend and vote at those meetings, except those meetings at which holders of a specific class of shares are entitled to vote separately as a class under the British Columbia Business Corporations Act.

(b)
Issued and outstanding shares

The Company's issued and outstanding shares are detailed in the table below:

	Number of Units(1)	Amount
Balance as of May 31, 2013	34,587,717	$141,397
Common shares issued upon exercise of stock options	607,797	2,618

Balance as of August 31, 2013	35,195,514	$144,015

Balance as of May 31, 2014	35,770,160	$145,970
Issuance of common shares	8,161,291	126,500
Common shares issued upon exercise of stock options	48,989	177

Balance as of August 31, 2014	43,980,440	$272,647

(1)
Reflects a conversion of Proportionate Voting Shares to Common Shares at the conversion ratio of 1,000 Common Shares to one Proportionate Voting Share.

On June 25, 2014, the Company completed its underwritten public offering in the United States and Canada (the "Offering") of 8,161,291 common shares at a price to the public of $15.50 per share, for total gross proceeds of approximately $126,500, including the exercise in full of the over-allotment option. The Company used the net proceeds of the Offering to repay $119,500 of the New Term Loan Facility. The Company incurred $9,282 in common share issuance costs in the three months ended August 31, 2014. These costs are recorded in contributed surplus in the condensed consolidated interim statements of financial position.

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

12.   SHARE-BASED PAYMENTS

Each of the Company's stock option plans are described in detail below.

The Rollover Plan (equity-settled)

The Rollover Plan was adopted by the Board of Directors on March 10, 2011. The terms of the Rollover Plan are substantially similar to the terms of the 2011 Plan detailed below, except that all rollover options are fully vested and no further options may be granted under the Rollover Plan. An aggregate of 5,119,815 rollover options were issued under the Rollover Plan.

Information concerning stock option activity under the Rollover Plan for the three months ended August 31, 2014 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
Beginning of the period	3,193,677	$4.58	4.02
Exercised(1)	(79,730)	3.64

Outstanding and exercisable at end of period	3,113,947	$4.60	3.76

(1)
The weighted average share price at the date of exercise for the stock options exercised in the three months ended August 31, 2014 was $18.68 Canadian dollars.

Information concerning options outstanding and exercisable under the Rollover Plan as of August 31, 2014 is summarized as follows:

Exercise Price (Canadian dollars)	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
$3.49	2,418,975	$3.49	3.73
$4.71 - $6.97	397,486	6.97	4.05
$10.46	297,486	10.46	3.62

Total	3,113,947	$4.60	3.76

As of August 31, 2014, there is no unrecognized cost for the Rollover Plan.

The 2011 Plan (equity-settled)

The 2011 Plan was adopted by the Board of Directors on March 10, 2011. The maximum aggregate number of common shares which may be subject to options under the 2011 Plan and any other proposed or established share compensation arrangement of the Company (other than the Rollover Plan) is 12% of the Company's common shares outstanding from time to time (assuming the conversion of all Proportionate Voting Shares to Common Shares on the basis of 1,000 Common Shares for one Proportionate Voting Share). On this basis, at August 31, 2014, the maximum number of common shares available under the 2011 Plan was 5,277,653.

The exercise price per share of each share option shall be fixed by the Board of Directors and shall not be less than the market value of the common shares at the time of the grant. The options expire ten years from the date of grant and are subject to accelerated vesting upon change of control. For options granted to employees, officers, and directors the options vest one-fourth each year at each anniversary of the date of the grant. Expected volatility is estimated by considering historic average share price volatility of comparable public companies.

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

The assumptions used for options granted and the fair value at the date of grant is noted in the following table:

Three Months Ended August 31, 2014
Weighted average expected term (in years)	5.98
Weighted average expected volatility	34.46%
Weighted average risk-free interest rate	1.61%
Expected dividend yield	0%
Weighted average fair value per option granted (Canadian dollars)	$6.55

Information concerning stock option activity under the 2011 Plan for the three months ended August 31, 2014 is summarized as follows:

	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Life (years)
Beginning of the period	4,234,872	$11.37	8.61
Granted	71,574	18.21
Exercised(1)	(6,125)	9.23

Options outstanding at end of period	4,300,321	$11.49	8.38

Exercisable at end of period	1,091,375	$9.24	7.51
(1)
The weighted average share price at the date of exercise for the stock options exercised in the three months ended August 31, 2014 was $9.23 Canadian dollars.

Information concerning options outstanding and exercisable under the 2011 Plan as of August 31, 2014 is summarized as follows:

	Awards Outstanding			Awards Exercisable
Exercise Price (Canadian dollars)	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)	Number of Options	Weighted - Average Exercise Price (Canadian dollars)	Weighted - Average Remaining Contractual Term (years)
$5.36 - $10.52	1,123,247	$7.99	7.11	639,250	$7.73	6.92
$10.53 - $14.00	1,970,500	11.46	8.40	452,125	11.37	8.34
$14.01 - $18.70	1,206,574	14.79	9.54	—	—	—

Total	4,300,321	$11.49	8.38	1,091,375	$9.24	7.51

Estimated forfeiture rates are incorporated into the measurement of share-based payment expense for certain classes of employees. In the three months ended August 31, 2014 and 2013, the Company recognized share-based payment expense for its 2011 Plan of $1,523 and $594, respectively. Share-based payment expense recognized in profit or loss is included in selling, general and administrative expenses, and was credited to contributed surplus.

Deferred Share Unit Plan (equity-settled)

On September 18, 2012, the Board adopted a Deferred Share Unit Plan (the "Plan") for the directors of the Company. The purpose of the Plan is to promote a greater alignment of interests between certain eligible directors ("Eligible Directors") and the shareholders of the Company. Under the terms of the Plan, each Eligible Director may elect to receive director fees (i.e. retainers, meeting fees)

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

and other cash compensation payable for services as an independent contractor paid entirely in cash or up to 100% in deferred share units ("DSUs").

The Company reserved 100,000 Common Shares for issuance under the Plan. Of the 100,000 DSUs authorized for issuance under the plan, 64,087 were available for issuance as of August 31, 2014. During the three months ended August 31, 2014, 7,502 DSUs were issued and a total of $98 was credited to contributed surplus. As of August 31, 2014, 35,913 DSUs are outstanding.

13.   EARNINGS PER SHARE

The computation of basic and diluted earnings per common share follows:

	Three Months Ended August 31, 2014(1)	Three Months Ended August 31, 2013(1)
Net income	$11,295	$21,258

Weighted average common shares outstanding	41,806,664	34,883,675
Assumed conversion of dilutive stock options and awards	2,467,950	2,109,797

Diluted weighted average common shares outstanding	44,274,614	36,993,472

Basic earnings per common share	$0.27	$0.61

Diluted earnings per common share	$0.26	$0.57

Anti-dilutive stock options and awards excluded from diluted earnings per share calculation	50,783	968,668
(1)
Reflects a conversion of Proportionate Voting Shares to Common Shares at the conversion ratio of 1,000 Common Shares to one Proportionate Voting Share.

14.   FINANCIAL INSTRUMENTS

The classification of the Company's financial instruments, as well as their carrying amounts and fair values, are shown in the table below.

	August 31, 2014		May 31, 2014
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets
Cash	$5,838	$5,838	$6,871	$6,871
Receivables:
Trade receivables	266,066	266,066	175,862	175,862
Other receivables	3,150	3,150	35,958	35,958
Financial instruments at fair value through profit or loss:
Foreign currency forward contracts	1,683	1,683	3,193	3,193
Financial Liabilities
Trade and other payables	55,768	55,768	42,116	42,116
Accrued liabilities	48,356	48,356	38,593	38,593
Asset-based revolving loan	105,363	105,363	89,544	89,544
Term loan due 2021, bearing interest at variable rates	330,457	330,457	450,000	450,000
Finance lease obligations	234	234	257	257

The Company has determined that the fair value of its current financial assets and liabilities approximates their respective carrying amounts as of the reporting dates because of the short-term nature of those financial instruments. The fair value of the Company's long-term debt bearing interest at variable rates is considered to approximate the carrying amount. The fair value of the finance

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

lease obligations was calculated using market interest rates at the reporting date. The fair value of the foreign currency forward contracts was measured using Level 2 inputs in the fair value hierarchy.

The Company utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

  •
  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

  •
  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

  •
  Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair value of the foreign currency forward contracts is measured using a generally accepted valuation technique which is the discounted value of the difference between the contract's value at maturity based on the foreign exchange rate set out in the contract and the contract's value at maturity based on the foreign exchange rate that the counterparty would use if it were to renegotiate the same contract at today's date under the same conditions.

The fair values of derivative instruments held is as follows:

	Valuation Method	August 31, 2014	May 31, 2014
Asset derivatives not designated as hedging instruments:
Foreign currency forward contracts included in current assets	Level 2	$1,683	$3,193

15.   CONTINGENCIES

The Company acquired Kohlberg Sports Group Inc. ("KSGI"), a predecessor company to the current Company, on March 10, 2011. In connection with the formation of KSGI in March 2008, a subsidiary of KSGI agreed to pay additional consideration to Nike, Inc. in future periods, based upon the attainment of a qualifying exit event. At August 31, 2014, the maximum potential future consideration pursuant to such arrangements, to be resolved on or before the eighth anniversary of April 16, 2008, is $10,000. On April 16, 2008, all of the security holders of KSGI (collectively, the "Existing Holders") entered into a reimbursement agreement with the Company pursuant to which each such Existing Holder agreed to reimburse the Company, on a pro rata basis, in the event that the Company or any of its subsidiaries are obligated to make a payment to Nike, Inc.

In the ordinary course of its business, the Company is involved in various legal proceedings involving contractual and employment relationships, product liability claims, trademark rights, and a variety of other matters. The Company does not believe there are any pending legal proceedings that will have a material impact on the Company's financial position or results of operations.

16.   OPERATING SEGMENTS

The Company has two reportable operating segments, Hockey and Baseball/Softball. The remaining operating segments do not meet the criteria for a reportable segment and are included in Other Sports. The Hockey segment includes the Bauer and Mission brands. The Baseball/Softball segment includes the Easton and Combat brands. Other Sports includes the Lacrosse and Soccer operating segments.

These operating segments were determined based on the management structure established in the fourth quarter of the year ended May 31, 2014 and the financial information, among other factors, reviewed by the Chief Operating Decision Maker ("CODM") to assess segment performance. The Company is currently in the process of further modifying its management structure and transforming its internal financial reporting to support the Company's operations and additional segment information, beyond

PERFORMANCE SPORTS GROUP LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended August 31, 2014 and 2013
(In thousands of U.S. dollars except for share and per share amounts)

revenues, will be provided as this process is completed. These changes are modifying how information is used by the CODM to allocate resources and assess performance. The accounting policies of the segments are the same as those described in Notes 3 and 4.

Segmented revenue information is summarized as follows:

	Three Months Ended August 31, 2014	Three Months Ended August 31, 2013
Hockey	$160,415	$148,004
Baseball/Softball	32,352	1,735
Other Sports	4,368	4,247

Total	$197,135	$153,986

QuickLinks

  Exhibit 99.2
PERFORMANCE SPORTS GROUP LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION (UNAUDITED) (Expressed in thousands of U.S. dollars)
PERFORMANCE SPORTS GROUP LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME (UNAUDITED) (Expressed in thousands of U.S. dollars, except per share amounts)
PERFORMANCE SPORTS GROUP LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY (UNAUDITED) (Expressed in thousands of U.S. dollars)
PERFORMANCE SPORTS GROUP LTD. CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (UNAUDITED) (Expressed in thousands of U.S. dollars)
PERFORMANCE SPORTS GROUP LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the three months ended August 31, 2014 and 2013 (In thousands of U.S. dollars except for share and per share amounts)
PERFORMANCE SPORTS GROUP LTD. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the three months ended August 31, 2014 and 2013 (In thousands of U.S. dollars except for share and per share amounts)